

September 14, 2023

Guy Oliphint
Executive Vice President and Chief Financial Officer
Permian Resources Corporation
300 N. Marienfeld Street, Suite 1000
Midland, TX 79701

> **Re: Permian Resources Corporation**
> **Registration Statement on Form S-4**
> **Filed September 6, 2023**
> **File No. 333-274355**

Dear Guy Oliphint:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Chad MacDonald